650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

October 6, 2016

BY EDGAR AND EMAIL

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Surge Components, Inc.

PREC14A – Preliminary Proxy Statement filed on Schedule 14A
Filing made on September 27, 2016, by Bradley P. Rexroad and
Michael D. Tofias

File Number: 000-27688

Dear Mr. Panos:

On behalf of our clients, Bradley P. Rexroad and Michael D. Tofias (together, the “Concerned Stockholders”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 4, 2016, relating to the Concerned Stockholders’ preliminary proxy statement on Schedule 14A filed with the Commission on September 27, 2016 (the “Proxy Statement”).

In connection with the submission of this letter, the Concerned Stockholders are filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Concerned Stockholders’ response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Proxy Statement, while the page numbers in the response under each heading refer to the pages in the Amended Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Proxy Statement.

austin   beijing   boston   brussels   hong kong   los angeles   new york   palo alto
san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Nicholas P. Panos, Esq.

October 6, 2016

For your convenience, we are emailing you a copy of the Amended Proxy Statement and a copy of the Amended Proxy Statement marked to show all changes from the Proxy Statement.

PREC14A filing made on September 27, 2016

Proposal 1 | Election of Directors, page 9

1.	Item 5(b)(1)(iii) of Schedule 14A requires a statement as to “whether or not” any of the participants have been the subject of criminal convictions within the last ten years. Please provide us with a written reply made on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

On behalf of the Concerned Stockholders, we confirm that neither Mr. Tofias nor Mr. Rexroad has been the subject of criminal convictions within the last ten years.

2.	The biographical information of Mr. Tofias, as provided pursuant to Item 7 of the Schedule 14A, does not appear to fully comply with the requirements of Item 401 of Regulation S-K. First, Item 401(e) requires a description of a director nominee’s business experience during the past five years. While Mr. Tofias’s biographical information only describes his experience between 1998 and May 2015, it fails to mention his business experience since May 2015. Second, the biography mentions the various positions that Mr. Tofias served at Citigroup Global Markets Inc. and its predecessors but fails to describe the principal business of such entities, as required by Item 401(e). Third, Item 401(e) expressly requires a brief discussion of each nominee’s specific experience, qualifications, attributes or skills “that led to the conclusion that the person should serve as a director.” The generic reference to Mr. Tofias’s experience of serving “in various positions” in a particular institution appears inadequate for concluding that he “would be of substantial value to the Board.” Please revise.

The Concerned Stockholders have revised page 8 to provide the information requested by the Staff.

Proposal 5 – Proposal Requesting a Declassified Board Structure

3.	Disclose whether vacancies which occur during the year will be filled only until the next annual meeting or for the remainder of the full term. See Instruction (1) to Item 19.

The Concerned Stockholders respectfully advise the Staff that the declassification proposal in Proposal 5 is advisory in nature and is not binding on the Board. Regardless of the results of the vote on this proposal, should the Board elect to pursue declassification, it will

Nicholas P. Panos, Esq.

October 6, 2016

determine the treatment of vacancies on the Board when it presents the amendment to the Company’s articles of incorporation to stockholders for approval.

4.	Proposals 4 and 5, along with Proposal 2, are initially characterized as proposals to be voted upon in an advisory manner. At pages 11 and 12, however, the description of the votes on proposals 4 and 5 does not disclose whether the vote will be binding. By contrast, the proxy statement expressly states that the advisory vote on Proposal 2 is not binding. Please revise to reaffirm the nonbinding nature of the advisory vote on proposals 4 and 5. See Item 20 of Schedule 14A, which requires a brief explanation of the general effect of the vote.

The Concerned Stockholders have revised pages 11 and 12 to clarify that Proposal 4 and Proposal 5 are advisory and nonbinding.

Proposal 6 – By-Law Restoration Proposal, page 13

5.	Please revise to indicate that to the extent the proposal is lawfully approved, the repeal that would be effectuated could result in the repeal of an action aligned with stockholder interests.

The Concerned Stockholders have revised page 13 to indicate that the repeal of any By-Laws pursuant to Proposal 6 could have the effect of reversing amendments to the By-Laws implemented by the Board that are aligned with stockholder interests.

Miscellaneous Information Concerning the Participants, page A-3

6.	We noticed the representation that “...Mr. Tofias did not fail to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s most recent fiscal year...” Please revise to indicate, if true, the Mr. Tofias untimely filed a Form 4 on July 22nd, 2015 for a transaction that occurred on July 17th, 2015, or advise.

The Concerned Stockholders have revised page A-4 to clarify that Mr. Tofias untimely filed a Form 4 on July 14, 2015, for a transaction that occurred on July 10, 2015, and a Form 4 on July 22, 2015, for a transaction that occurred on July 17, 2015.

Nicholas P. Panos, Esq.

October 6, 2016

Form of Proxy

7.	Please revise to remove the apparent errant reference to Solitron Devices, or advise.

The Concerned Stockholders have revised the form of proxy to remove the reference to Solitron Devices.

General – Statements Regulated Under Rule 14a-9

8.	Please revise the following four statements to provide any factual support used as a basis in making such representations, or alternatively delete the statements:

o	“Research has shown that Delaware firms are worth significantly more than similar firms incorporated elsewhere.”

o	“The Court of Chancery is one of the most highly respected trial courts of any kind in the United States.”

o	“While costs can be somewhat higher in Delaware (I estimate currently approximately $6,000 per year), I believe the benefits to stockholders far exceed this difference in cost.”

o	“The Concerned Stockholders believe that the costs imposed by stockholders from a classified board structure more than outweigh any benefits.”

With respect to the first three bullets, the Concerned Stockholders respectfully advise the Staff that that they do not believe that this disclosure is required or appropriate. All three statements were made by Mr. Tofias in the context of a proposal submitted pursuant to Rule 14a-8 promulgated under the Exchange Act. The Concerned Stockholders are reprinting the proposal in the Amended Proxy Statement exactly as it was submitted to the Company. Rule 14a-8 does not require a stockholder proponent to describe all possible effects of a stockholder proposal. The Staff’s comment would impose an additional obligation on the Concerned Stockholders that is not found in, or supported by, Rule 14a-8.

The Concerned Stockholders have deleted the statement in the fourth bullet.

Nicholas P. Panos, Esq.

October 6, 2016

9.	Rule 14a-9 regulates statements that directly or indirectly impugn character or that allege improper conduct without factual foundation. Please disclose the basis for the assertion that the issuer has experienced “poor corporate governance and [a] history of underperformance.”

The Concerned Stockholders have revised page 1 to clarify the basis for their belief that the Company has poor governance and a history of underperformance.

10.	Please revise to correct the apparent inaccurate statement that “[i]f a quorum is not present or represented at the Annual Meeting, the stockholders entitled to vote at the meeting may adjourn the Annual Meeting.” Neither Nevada law nor the issuer’s organizational documents appear to authorize stockholders expressly, or otherwise empower them, to adjourn the annual meeting when a quorum is not present.

The Concerned Stockholders have revised page 14 to indicate that the Chairman of the Board or a majority of the directors on the Board present at the Annual Meeting may adjourn the Annual Meeting.

Other Matters

In accordance with the announcement by the Staff on October 5, 2016, the Concerned Stockholders have not provided the acknowledgement requested by the Staff.

*       *       *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Douglas K. Schnell
Douglas K. Schnell

Enclosures

cc:          Bradley P. Rexroad

Michael D. Tofias